P.E. 12/25/01

3

02017029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of November 26, 2001 to December 25, 2001

CINAR Corporation
(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: December 25, 2001

By: [signature]
Barrie Usher
President and Chief Executive Officer
(Signature)*

*Print the name and title of the signing officer under his signature.

Please acknowledge receipt of this letter and the enclosures by receipt stamping the duplicate copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Yours truly,

Mark D. Chernin
Vice-President
Business and Legal Affairs

MDC:eja

Enclosures

cc: Mr. Barrie Usher
Ms.Yadranka Domazet

CINAR®

Montreal December 25, 2001

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Attention: **Mr. Paul Dudek**
Office of International Corporate Finance

Re: **CINAR Corporation (the "Company")**
Variable Multiple Voting Shares (Class "A")
Limited Voting Shares (Class "B") and
Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between November 26, 2001 and December 25, 2001 CINAR has not granted any options to acquire Class "B" shares of the Company.

For the same period, no options to acquire Class "A" and Class "B" shares were exercised.

However, for the same period, the following options were cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares
December 21, 2001	John Reynolds	1,500 B
November 30, 2001	Elise Cartier	500 B
November 23, 2001	Debbie Beaulieu	2,900 B
November 23, 2001	Stephanie Brody	300 B
November 23, 2001	Marie-Josée Corbeil	130,900 B
November 23, 2001	Céline Peloquin	800 B
November 23, 2001	Christian Roy	250 B
November 23, 2001	Jean-Pierre Pinard	250 B
November 23, 2001	Cassandra Schafhausen	62,900 B
November 23, 2001	Enguan Xu	300 B
November 23, 2001	Kimberly Segal	100 B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, are eight copies of the Company's Report on Form 6-K dated December 25, 2001 (the "Report"), manually signed by an authorised person of the Company and sequentially numbered.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

1055 boul. René-Lévesque Est, Montréal (Québec) H2L 4S5 Canada Tél.: **(514) 843-7070** Fax: (514) 843-7080 **http://www.cinar.com**

Please acknowledge receipt of this letter and the enclosures by receipt stamping the duplicate copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

SEC MAIL PROCESSING
RECEIVED
FEB 21 2002
WASH., D.C.
365 SECTION

Yours truly,

Mark D. Chernin
Vice-President
Business and Legal Affairs

MDC:eja

Enclosures

cc: Mr. Barrie Usher
Ms.Yadranka Domazet